High Income Securities Fund Announces Results of Special Meeting and Commencement of Tender Offer

November 8, 2024 -- High Income Securities Fund (the “Fund”) (NYSE: PCF) announced that at special meeting of shareholders today, shareholders approved all proposals except a proposal to amend the Fund’s Declaration of Trust to eliminate the requirement that a proposal to convert the Fund to an open-end mutual fund be submitted to shareholders under certain circumstances.

Separately, today the Fund is commencing a tender offer to purchase up to 10,675,000 shares of the Fund at 98% of the net asset value per common share as of the close of the regular trading session of the New York Stock Exchange on the Expiration Date which is December 9, 2024 (unless extended). In accordance with the rules of the U.S. Securities and Exchange Commission (the “Commission”), the Fund may purchase additional shares not to exceed 2% of the outstanding shares without amending or extending the tender offer.

The tender offer will expire at 5:00 p.m. Eastern Time, on the Expiration Date. The tender offer is being made upon the terms and subject to the conditions set forth in the tender offer statement, which will be sent to shareholders as soon as practicable. Shareholders that hold shares in street name and wish to accept the tender offer should contact their custodian to confirm when it requires notice (which may be prior to the Expiration Date).

This announcement is not a recommendation or an offer to purchase any securities of the Fund. The Fund has filed with the Commission a tender offer statement on Schedule TO under the Securities Exchange Act of 1934, as amended, relating to the tender offer. Shareholders should read the tender offer statement carefully as it contains important information. Shareholders may obtain the tender offer statement and other filed documents without charge at the Commission’s website at http://www.sec.gov.

For more information, please call InvestorCom, the Fund’s information agent, at (877) 972-0090.